HEXT CAPITAL PARTNER LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2025
With Report of Independent Registered Public Accounting Firm

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SEC FILE NUMBER
8-46198

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Hext Capital Partners LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5001 Spring Valley Road, Suite 850W
(No. and Street)

Dallas	TX	75244
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Greg Hext	972-644-7112	ghext@hextcapitalpartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jennifer Wray CPA, PLLC
(Name – if individual, state last, first, and middle name)

800 Bonaventure Way, Suite 168	Sugar Land	TX	77479
(Address)	(City)	(State)	(Zip Code)

11/30/2016	6328
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Greg Hext _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Hext Capital Partners LLC _____, as of December 31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
Managing Member

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HEXT CAPITAL PARTNERS, LLC

FINANCIAL STATEMENTS
and
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CONTENTS

Jennifer Wray CPA PLLC
800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To members of Hext Capital Partners, LLC,

Opinion on the Financial Statements

We have audited the accompanying statement of the financial condition of Hext Capital Partners, LLC as of December 31, 2025, the related statements of operations, changes in members' equity, and cash flows for the year ended December 31, 2025, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Hext Capital Partners, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Hext Capital Partners, LLC's management. Our responsibility is to express an opinion on Hext Capital Partners, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Hext Capital Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II & III has been subjected to audit procedures performed in conjunction with the audit of Hext Capital Partners, LLC's financial statements. The supplemental information is the responsibility of Hext Capital Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as Hext Capital Partners, LLC's auditor since 2019.

Sugar Land, Texas

April 13, 2026

HEXT CAPITAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

Assets

Cash and cash equivalents	$	23,888
Accounts receivable		-
Prepaid expenses		1,051
Total assets	$	24,939

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	51,724
Member's equity		(26,785)
Total liabilities and member's equity	$	24,939

See report of independent registered public accounting firm and notes to financial statements.

HEXT CAPITAL PARTNERS, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2025

Revenues:		
Fee income	$	311,556
Expenses:		
Member commissions		201,738
Settlement		50,000
Professional fees		42,507
Commissions		41,196
Administravtive expenses		3,792
Total expenses		339,233
Net loss	$	(27,677)

See report of independent registered public accounting firm and notes to financial statements.

HEXT CAPITAL PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

Balance - December 31, 2024	$	12,740
Member distributions		(11,848)
Net loss		(27,677)
Balance - December 31, 2025	$	(26,785)

See report of independent registered public accounting firm and notes to financial statements.

HEXT CAPITAL PARTNERS, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

Cash flows provided (used) by operating activities:		
Net loss	$	(27,677)
Adjustments to reconcile net loss to net cash used by operating activities:		
Changes in operating assets and liabilities:		
Prepaid expenses		(192)
Accounts payable and accrued expenses		35,899
Net cash provided by operating activities		8,030
Cash flows from financing activities:		
Member distributions		(11,848)
Net cash used in financing activities		(11,848)
Net decrease in cash		(3,818)
Cash - beginning of period		27,706
Cash - end of period	$	23,888
Supplementary cash flows information:		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	-

See report of independent registered public accounting firm and notes to financial statements.

Company Background

Hext Capital Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

Note 1 – Summary of Significant Accounting Policies

Allowance for Credit Losses

In June 2016, the FASB issued guidance (FASB ASC 326) which significantly changed how entities will measure credit losses for most financial assets and certain other instruments that aren't measured at fair value through net income. The most significant change in this standard is a shift from the incurred loss model to the expected loss model. Under the standard, disclosures are required to provide users of the financial statements with useful information in analyzing an entity's exposure to credit risk and the measurement of credit losses. Financial assets held by the Company that are subject to the guidance in FASB ASC 326 were trade accounts.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Revenue Recognition

The Company records revenue in accordance with the Financial Accounting Standard Board's ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), as amended. The Company identifies the contracts with customers, identifies performance obligations in the contracts, determines the transaction price, allocates the transaction price to the performance obligations, and recognizes revenue when the Company satisfies a performance obligation.

The Company provides investment banking services related to the corporate finance needs of middle-market companies including the private placement of equity, mezzanine and debt securities as well as advisory services related to mergers and acquisitions, divestitures, and business strategy.

Revenue is recognized for financial advisory services rendered based on the contractual terms of each respective agreement.

Cash and Cash Equivalents

The Company considers all highly liquid assets purchased with an original maturity of three months or less to be cash equivalents.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

HEXT CAPITAL PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

Note 2 – Net Capital Requirement

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2025, the Company had net capital of ($27,839), which was ($32,836) in deficit of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was -1.85 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 – Income Taxes

The Company is taxed as a limited liability company (LLC) under the applicable sections of the Internal Revenue Code and has elected to be treated as a partnership. As a result, any income tax liabilities are the responsibility of the Company's members. Accordingly, no provision for income taxes has been included in the accompanying consolidated financial statements.

Note 4 – Related Party Transactions

The Company and various entities are under common control. During the year ended December 31, 2025, the company paid $201,738 in commissions to its Member.

Note 5 – Single Reportable Segment

According to the guidance in FASB ASC 280, Segment Reporting, as amended by the FASB ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires the companies, including those with a single reportable segment, to disclose additional information about a reportable segment's expenses in interim and annual periods, among other requirements.

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of one class of services, including investment banking, investment advisory, and venture capital businesses. The Company has identified its President Gregory Hext as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make member distribution. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 77 percent of its total revenue from a single external customer in 2025.

Note 6 – Subsequent Events

The Company has reviewed all subsequent events through April 13, 2026, the date through which the financial statements are available to be issued, no events have a material impact on its financial statements.

Note 7 – Commitments and Contingencies

Litigation

The Company is subject to various regulatory exams that arise in the ordinary course of business. While the resolution of these exams cannot be predicted with certainty, management believes that the final outcome of such exams will not have a material adverse effect on the consolidated financial position or result of operations of the Company.

The Company is currently under examination by FINRA.

The Company has a pending settlement agreement with the enforcement division of the SEC. The Company has accrued $50,000 related to this pending agreement.

HEXT CAPITAL PARTNERS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2025

Allowable capital:	
Total member's equity	$ (26,785)
Less non-allowable assets:	
Prepaid expenses	(1,051)
Total non-allowable assets	(1,051)
Net capital	$ (27,836)
Aggregate indebtedness	$ 51,724
Non-Aggregate indebtedness	$ -
Computaton of Net Capital Requirement	
Minimum net capital required	
(the greater of $100,000 or 6 2/3% of aggregated indebtedness)	$ 5,000
Excess net capital	$ (32,836)
Net capital less greater of 10% of minimum total indebtedness	
or 120% of minimum net capital requirement	$ (33,836)
Ratio: Aggregate indebtedness to net capital	-1.8582 to 1

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA amended filing.

See report of independent registered public accounting firm.

HEXT CAPITAL PARTNERS, LLC

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

AS OF DECEMBER 31, 2025

Computation for Determination of Reserve Requirements under Rule 15c3-3 not applicable to Hext Capital Partners, LLC.

HEXT CAPITAL PARTNERS, LLC

**INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

AS OF DECEMBER 31, 2025

Information Relating to Possession or Control Requirements under Rule 15c3-3 not applicable to Hext Capital Partners, LLC.

Jennifer Wray CPA PLLC

800 Bonaventure Way, Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Hext Capital Partners, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which The Company is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following: (1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §

240. 15c3-3, and (2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to capital raising of equity, senior and subordinated debt, mergers and acquisitions and general financial consulting and advisory; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Hext Capital Partners, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hext Capital Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Jennifer Wray CPA PLLC

Sugar Land, Texas.

April 13, 2026



HEXT CAPITAL PARTNERS, LLC
Mergers & Acquisitions
Corporate Finance
Transaction Advisory Services

5001 Spring Valley Rd, Suite 850W
Dallas, TX 75244-3913
O: (972) 644-7112 F: (972) 680-8685
http://www.hextfinancialgroup.com

Hext Capital Partners, LLC

Exemption Report

December 31, 2025

Hext Capital Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17

C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3- 3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits it business activities exclusively to capital raising of equity, senior and subordinated debt, mergers and acquisitions and general financial consulting and advisory; during the report period the firm (a) did not directly or indirectly receive, hold and or otherwise owe funds or securities for to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2- 4; (b)did not carry accounts of or for customers; and (c) did not carry PAB account (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Hext Capital Partners, LLC

I, Greg Hext, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Managing Member